Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED
CHARGES AND RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED
STOCK DIVIDENDS
(Millions of Dollars)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges:
Earnings:
Income from continuing operations before income tax expense, minority interest in net income of Valero L.P., distributions on preferred securities of subsidiary trusts and income from equity investees	$5,206	$2,726	$981	$191	$913
Add:
Fixed charges	475	410	396	409	143
Amortization of capitalized interest	8	7	6	6	5
Distributions from equity investees	50	42	26	5	3
Less:
Interest capitalized	(68)	(37)	(26)	(16)	(11)
Distributions on preferred securities of subsidiary trusts	—	—	(17)	(30)	(13)
Minority interest in net income of Valero L.P.	—	—	(2)	(14)	—

Total earnings	$5,671	$3,148	$1,364	$551	$1,040

Fixed charges:
Interest expense, net	$266	$260	$261	$286	$88
Interest capitalized	68	37	26	16	11
Rental expense interest factor (1)	141	113	92	77	31
Distributions on preferred securities of subsidiary trusts	—	—	17	30	13

Total fixed charges	$475	$410	$396	$409	$143

Ratio of earnings to fixed charges	11.9x	7.7x	3.4x	1.3x	7.3x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total earnings	$5,671	$3,148	$1,364	$551	$1,040

Total fixed charges	$475	$410	$396	$409	$143
Preferred stock dividends	20	19	7	—	—

Total fixed charges and preferred stock dividends	$495	$429	$403	$409	$143

Ratio of earnings to fixed charges and preferred stock dividends	11.5x	7.3x	3.4x	1.3x	7.3x

(1)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.